FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG ANNOUNCES

SECOND INTERIM DIVIDEND FOR 2003

The Board of Directors of Hang Seng Bank today declared a second interim dividend of HK$1.00 per share in respect of the year ending 31 December 2003.

The second interim dividend will be payable on Monday, 5 January 2004, to shareholders on the Register of Shareholders as at Thursday, 18 December 2003.

The results for the year to 31 December 2003 will be announced on Monday, 1 March 2004. It is intended that any third interim dividend for 2003 that is announced on that date would be payable on Thursday, 25 March 2004 to shareholders on the Register on Wednesday, 17 March 2004.

The move towards quarterly dividends, starting in January 2004, was first announced at the Bank's 2003 interim results announcement on 4 August 2003.

The Register of Shareholders of the Bank will be closed on Thursday, 18 December 2003, during which no transfer of shares can be registered. To qualify for the second interim dividend for 2003, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Wednesday, 17 December 2003, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Notes to editors

1. Hang Seng Bank

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 156 branches and automated banking centres in Hong Kong; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei. With consolidated assets of HK$482.3 billion at the end of June 2003, the Bank reported a profit attributable to shareholders of HK$5.02 billion for the first half of 2003, and HK$9.92 billion in 2002. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

2. HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 10, 2003